AM 3/8/2005

SECURITIES AND EXCHANGE COMMISSION

05036849

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RECEIVED FEB 28 2005 PROCESSING SECTION 213 WASH. D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-21032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C M SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 CHRISTINA STREET, SUITE 200
(No. and Street)

NEWTON	MASSACHUSETTS	02461
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CASTRO THRESHER & OLIVEIRA, PC
(Name – *if individual, state last, first, middle name*)

664 COUNTY STREET	ATTLEBORO	MA	02703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 16 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert K. McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CM Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CM Securities, Inc.
Seekonk, Massachusetts

Financial Statements
December 31, 2004

CASTRO THRESHER & OLIVEIRA
CERTIFIED PUBLIC ACCOUNTANTS

664 COUNTY STREET
ATTLEBORO, MASSACHUSETTS 02703

To the Board of Directors
CM Securities Inc.
Seekonk, Massachusetts

Independent Auditor's Report

We have audited the accompanying balance sheet of CM Securities Inc. as of December 31, 2004 and 2003, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CM Securities Inc., except for marketable securities which are carried at cost rather than fair value, as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Castro Thresher & Oliveira, P.C.

Castro, Thresher & Oliveira
Certified Public Accountants

February 18, 2005

T: 508.222.3005 F: 508.222.3086 E: INFO@CASTROANDTHRESHER.COM

CM SECURITIES, INC.

INDEX
DECEMBER 31, 2004

CM SECURITIES INC.

Balance Sheet
December 31, 2004 and 2003

	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash	$ 91,305	$ 112,596
Commission receivable	19,035	9,419
Prepaid bond	1,003	-
Securities	61,317	37,517
Total Current Assets	$ 172,660	$ 159,532
PROPERTY, PLANT & EQUIPMENT:		
Office Equipment	$ 4,476	$ 4,476
Less: Accum. Depreciation	(4,476)	(4,476)
Total Property, Plant & Equipment	$ - -	$ -
TOTAL ASSETS	$ 172,660	$ 159,532
LIABILITIES AND EQUITY		
CURRENT LIABILITIES:		
Commission payable	$ 16,025	$ 9,339
Note payable - officers	40,000	40,000
Accrued Accounting Fees	1,800	1,800
Other Accrued Expense	2,400	-
Accrued income taxes	455	456
Total Current Liabilities	$ 58,280	$ 51,595
STOCKHOLDERS EQUITY:		
Common Stock (12,500 shs authorized; 2000 shs issued & outstanding)	$ 5,000	$ 5,000
Retained Earnings	106,980	102,937
Total Stockholder's Equity	$ 111,980	$ 107,937
TOTAL LIABILITIES AND EQUITY	$ 170,260	$ 159,532

See Accountant's Audit Report and Notes to Financial Statements

CM SECURITIES INC.

Statement of Income and Retained Earnings
For the Years Ended December 31, 2004 and 2003

	2004	2003
COMMISSION INCOME	$ 139,444	$ 112,936
GENERAL AND ADMINISTRATIVE EXPENSES:		
Commission expense	$ 127,566	$ 103,653
Licenses & fees	3,771	1,904
Training	180	629
Insurance	1,003	757
Taxes	565	-
Accounting	1,800	1,800
Bank charges	52	-
Total General & Administrative	$ 134,937	$ 108,743
INCOME/(LOSS) FROM OPERATIONS	$ 4,507	$ 4,193
OTHER INCOME AND (EXPENSE):		
Interest and dividend income	$ 998	$ 721
Interest expense	(2,412)	(2,400)
Realized Gain on Sale	949	2,451
Total Other Income	$ (465)	$ 772
INCOME BEFORE INCOME TAXES	$ 4,042	$ 4,965
INCOME TAXES:		
Massachusetts Income Taxes	$ -	$ 457
Total Income Taxes	$ -	$ 457
NET INCOME	$ 4,042	$ 4,508
RETAINED EARNINGS, Beginning of year	102,937	98,427
RETAINED EARNINGS, End of year	$ 106,979	$ 102,935

See Accountant's Audit Report and Notes to Financial Statements

CM SECURITIES, INC.

Statement of Cash Flows
For the Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 4,043	$ 4,508
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in commissions receivable	$ (9,616)	$ (3,997)
(Increase) decrease in securities	(23,800)	-
Increase (decrease) in commissions payable	6,686	4,006
(Increase) decrease in prepaid bond	(1,003)	757
Increase (decrease) in accrued liabilities	2,399	1,800
Total adjustments	(25,334)	2,566
Net cash provided (used) by operating activities	$ (21,291)	$ 7,074
CASH FLOW FORM INVESTING ACTIVITIES:		
Net cash provided (used) by investing activities	$ -	$ -
CASH FLOW FROM FINANCING ACTIVITIES:		
Net cash provided (used) by financing activities	$ -	$ -
NET INCREASE (DECREASE) IN CASH	$ (21,291)	$ 7,074
CASH, BEGINNING OF YEAR	112,596	105,522
CASH, END OF YEAR	$ 91,305	$ 112,596
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Income Tax	$ 565	$ 456
Interest expense	$ 2,412	$ 2,400

See Accountant's Audit Report and Noted to Financial St. 'ements

CM SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2004 AND 2003

	Common Shares	Stock Amount	2004 Retained Earnings	2003 Retained Earnings
Balance, January 1	2,000	$ 5,000	$ 102,937	$ 98,429
Net Income	-	-	4,042	4,508
Balance, December 31	2,000	$ 5,000	$ 106,979	$ 102,937

See Accountant's Audit Report
See Notes to Financial Statements

CM SECURITIES

COMPUTATION OF NET CAPITAL AS REQUIRED BY RULE 15c(3)(1)
DECEMBER 31, 2004

CAPITAL 12/31/04		$ 111,980
Additions:		
Subordinated Note - Officers	40,000	
Deductions:		
Market Value - Securities Adjustment	32,862	
Undue Concentration Adjustment	1,872	
Haircut - Marketable Securities	4,268	
NET CAPITAL 12/31/04		$ 114,850

See Accountant's Audit Report
See Notes to Financial Statements

CM SECURITIES

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2004

Balance, January 1, 2004	$ 40,000
Additions:	
Issuance of Subordinated Notes	-
Balance, December 31, 2004	$ 40,000

See Accountant's Audit Report
See Notes to Financial Statements

Notes to Financial Statements
December 31, 2004

Note 1 – Business Activity

CM Securities, Inc. is a registered broker-dealer and is subject to the requirements of Rule 15c3-1 (the "Net Capital rule) under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to cover his current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting his "Aggregate Indebtedness" from exceeding fifteen times his "Net Capital" as those terms are defined.

Note 2 – Securities Exchange Act of 1934

CM Securities Inc., as of the date of this report, is in compliance with the net capital rules of the SEC. (Schedule 2)

Note 3 – Summary of Significant Accounting Principles

The accrual method of accounting is used for determining both book and taxable income.

The financial statements have been prepared based on generally accepted accounting principles.

Note 4 – Property, Plant and Equipment

Property, plant and equipment are stated at cost.

All assets are fully depreciated with no depreciation being charged for the years ending December 31, 2004 and 2003.

Note 5 – Securities

Securities consist of the following items:

Marketable Securities	At Cost	At Market
1,000 Shares Albertsons	$23,800	$23,880
15,000 Shares USVO	$37,517	$ 3,525

Note 6 – Note Payable Shareholders – Subordinated

Notes payable to the shareholders' consists of the following subordinated and unsecured amounts:

Robert K. McDonald	$20,000
Harvey J. Crosby	$20,000

These notes bear an interest rate of 6% per annum.

Note 7 – Related Party Transactions

During the year ended December 31, 2004 interest in the amount of $2,412 was paid to the shareholders on the indebtedness described in Note 6. On December 31, 2001 the shareholders purchased from CM Securities Inc., 1500 warrants of NASDAQ and 3000 shares of NASDAQ at cost. The cost of the aforementioned securities was in the aggregate amount of $59,100.

Note 8 - Cash

CM Securities, Inc. was not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" because it was exempt under SEC Rule 15c3-3, not carrying any cash or securities for customers.

Note 9 – Federal Income Taxes:

For the year ended December 31, 2004 CM Securities, Inc reported a taxable income of $4,043 and federal income taxes of $606 was due. Due to a net operating loss carry forward no federal income taxes are due or payable for the year ended December 31, 2003.